GREEN VISTA CAPITAL, LLC

FINANICAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2019

REPORT PURSUANT TO RULE 17A-5

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Vista Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Park Avenue
(No and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillippus van Staden 407-878-1215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

11780 US Hwy 1, Suite 308	Palm Beach Gardens	FL	33408
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Phillippus van Staden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Vista Capital LLC, as of 12/31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON D HOLLINGSWORTH
MY COMMISSION # GG011624
EXPIRES July 13, 2020
(407) 398-0153 FloridaNotaryService.com

Signature

CEO, CCO

Title

Allison D Hollingsworth

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREEN VISTA CAPITAL, LLC
TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Green Vista Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Green Vista Capital, LLC (the "Company") as of December 31, 2019, and the related notes to the statement of financial condition. In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Green Vista Capital, LLC's auditor since 2019.

Denver, Colorado
February 20, 2020

GREEN VISTA CAPITAL, LLC

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and cash equivalents	$	1,451,586
Commissions receivable		54,888
Prepaid expenses		34,866
Security Deposit		4,041
Right-of–use Assets		214,098
Leasehold Improvements (Net of Accumulated Depreciation)		30,181
Total assets	$	1,789,660
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	61,666
Commissions Payable		41,089
Due to Affiliates		7,392
Lease Liabilities		219,386
Total Liabilities		329,533
Commitments and Contingencies		
Member's Equity		1,460,127
Total Liabilities and Member's Equity	$	1,789,660

See accompanying notes to financial statements

GREEN VISTA CAPITAL, LLC

Statement of Operations
For the Year Ended December 31, 2019

Revenues		
Commissions	$	2,659,903
Broker Dealer Fees		1,126,860
Total revenues		3,786,763
Expenses		
Commissions		2,160,611
Overhead expenses		358,319
License & Registration fees		39,656
Professional services		179,814
General & Administrative		102,983
Total expenses		2,841,384
Net Income	$	945,380

GREEN VISTA CAPITAL, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

	Member's Equity
Balances, January 1, 2019	$ 914,747
Deductions	(400,000)
Net Income	945,380
Balances, December 31, 2019	$ 1,460,127

See accompanying notes to financial statements

GREEN VISTA CAPITAL, LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities	
Net Income	$ 945,380
Adjustments to reconcile net income to net cash	
Provided by operating activities	
Amortization of right of use asset	80,995
Decrease in Deferred Rent	(781)
Changes in operating assets and liabilities:	
Increase in commissions receivable	(15,688)
Increase in prepaid expense	(10,541)
Increase in Leasehold improvements	(30,181)
Increase in Security Deposit	(4,041)
Decrease in Lease Liabilities	(75,707)
Increase in accounts payable and accrued expenses	25,235
Increase in commissions payable	12,143
Increase in Due to Affiliates	7,392
Net cash provided by operating expenses	934,206
Cash flows from financing activities	
Distributions	(400,000)
Cash and cash equivalents at beginning of year	917,380
Cash and cash equivalents at end of year	$ 1,451,586

Supplemental Disclosure of Cash Flow Information:

Right of Use Assets obtained in exchange for lease obligations $295,093

See accompanying notes to financial statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION – Green Vista Capital, LLC (the "Company") is a Florida Limited Liability Company owned by Green Vista Holdings, LLC. (the "Owner"). The Company is a registered broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). In its capacity as a broker/dealer, the Company is a managing broker dealer for direct private placements offered under Rule 506 (b). The Company sells direct private placements to accredited investors.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks. Cash deposits in banks, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents and believes that there is no significant risk with respect to these deposits.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivables are recorded on a transaction close date basis. Receivables are stated at the amount management expects to collect from outstanding balances. The Commissions Receivable balance for the year ended December 31, 2019 totaled $54,888.

The Company will account for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of clients, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances will be charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is no allowance reserve for the year ended December 31, 2019.

REVENUE RECOGNITION – Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from General Accepted Accounting Principles ("GAAP"). The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price. The ASU also requires new qualitative and quantitative disclosures, including disaggregation of revenues and description of performance obligations.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

REVENUE RECOGNITION (CONT'D)
This ASU was adopted by the Company on January 1, 2018. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amounts of its revenue recognition under the ASU. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from the ASU and are largely consistent with existing guidance and current practices applied by the Company.

Commission revenue and broker dealer fees originate from manager broker dealer agreements and selling agreements, respectively, with various customers. The Managing Broker dealer agreement appoints the Company as an authorized agent that offers the sale of units of the entities being offered in the agreement. Selling agreements give the Company the right to participate as a member of the selling group to solicit subscriptions for securities in the subscription agreement. The Company views the selling, distribution, and marketing, or any combination thereof, of investment products to such clients as a single performance obligation and the related commission revenues and broker dealer fees are recorded at the point in time when all significant items relating to the sale of units process have been completed and the amount of the commission revenue has been determined.

INCOME TAXES - The Company is treated as a disregarded entity for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses flow thru to the tax return of its member and are taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax position taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or State examinations by tax authorities since its inception in 2017.

OVERHEAD EXPENSES - This category reflects all expenses related to payroll, employee benefits and rent. For the year ended December 31, 2019, overhead expenses amounted to $358,319.

LEASES – The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

LEASE (CONT'D)

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is managed by its Owner and sole member, Green Vista Holdings, LLC. The Company pays the Owner professional fees for services rendered. The professional fees through December 31, 2019 represents cost associated with strategic planning, business development, general management, and other related expenses. Professional fees for the year ended December 31, 2019 totaled $73,500 and are included within professional fees in the accompanying statement of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the first year of operations at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

At December 31, 2019, the Company had excess net capital of $1,383,697and a net capital ratio of 0.08 to 1.

NOTE 4 - CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 5 – LEASES

The Company has operating leases for office spaces. These leases have remaining terms ranging from one and a half year to three year and a half year and do not contain options to either extend or terminate the leases.

The components of lease expense for the year ended December 31, 2019 were as follows:

Note 4 – Leases (CONT'D)

Operating lease costs:	
Amortization of right-of-use assets	$ 80,995
Interest on operating lease liabilities	5,977
Total operating lease costs	$ 86,972

Supplemental Statement of Financial Condition at December 31, 2019, relating to leases were as follows:

Operating Leases:	
Right-of-use assets	$ 295,093
Accumulated amortization	80,995
Right-of-use assets, net	$ 214,099
Operating lease liabilities	$ 219,387
Weighted Average Remaining Lease Terms:	
Operating Leases	2.9 years
Weighted Average Discount Rate:	
Operating Leases	2.5%

NOTE 6 – RENT

The Company entered into two operating lease agreements one in July 2018 and the second agreement in January 2019. The rent expense for the year ended December 31, 2019 totaled $86,972. The following are the future minimum lease payments for the leases:

Year Ending December 31,	**Operating Lease Payments**
2020	$86,898
2021	$68,039
2022	$54,576
2023	$18,376
Total Future Minimum Lease Payments	$227,889
Less Implied Interest	(8,503)
Lease Liability	$219,386

NOTE 7 - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2019 and determined that there are no material events that would require disclosure in the Company's financial statement.